February 11, 2025

Geoffrey Gwin
Chief Executive Officer
Eastside Distilling, Inc.
755 Main Street
Building 4, Suite 3
Monroe, CT 06468

        Re: Eastside Distilling, Inc.
            Registration Statement on Form S-3
            Filed February 5, 2025
            File No. 333-284723
Dear Geoffrey Gwin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing